UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Unum Group

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

91529Y106

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91529Y106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,546,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 17,546,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,546,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.30%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,896,719

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,896,719

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,896,719

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.87%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,961

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 65,961

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,961

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,522

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 140,522

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,522

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,885

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 71,885

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,387,772

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,387,772

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,387,772

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.42%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 533,686

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 533,686

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 533,686

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.16%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 685,391

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 685,391

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 685,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.21%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,611

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 38,611

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,611

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,618,205

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,618,205

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.79%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 807,350

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 807,350

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 807,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.24%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 915,898

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 915,898

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 915,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.28%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 372,600

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 372,600

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 372,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.11%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 272,938

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 272,938

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,938

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,206

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 274,206

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,206

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 577,123

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 577,123

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,123

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.17%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 325,436

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 325,436

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,436

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.10%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors Alpha Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 745,081

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 745,081

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 745,081

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.22%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,546,885

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,546,885

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,546,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.30%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,546,885

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,546,885

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,546,885

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.30%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the fifth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 9, 2007 (the “Statement”) and amended by Amendment No. 1, No. 2 No. 3 and No. 4 filed by the Reporting Persons with the SEC on March 30, 2007, May 30, 2007, July 26, 2007 and May 14, 2009(the “Amendments”) with respect to the common stock, $.10 par value (the “Shares”), of Unum Group, a Delaware corporation (the “Issuer” or the “Company”).  Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

RILLC and the Managed Accounts hold an aggregate of 4,817,501 Shares for a total consideration (including brokerage commissions) of $88.5 million derived from capital of the Managed Accounts.

The Relational LPs hold an aggregate of 12,729,384 Shares for total consideration (including brokerage commissions) of $279.2 million derived from the capital of the Relational LPs and margin borrowings from CSSU for RFP, RCP, RH1, RI XX and RI XXIII.

Interest on the margin debt balance of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSSU has a lien on the Shares held by certain Managed Accounts and those held by RFP, RCP, RH1, RI XX and RI XXIII to secure repayment of the margin borrowings described above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 17,546,885 Shares, constituting 5.30% of the outstanding Shares.  The percentage of Shares owned being based upon 331,274,343 Shares outstanding on April 28, 2009, as set forth in the Issuer’s Form 10-Q for the quarter ended March 31, 2009.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	4,817,501	1.45%	Sole
RILP	2,896,719	0.87%	Sole
RFP	65,961	0.02%	Sole
RCP	140,522	0.04%	Sole
RP	71,885	0.02%	Sole
RH1	1,387,772	0.42%	Sole
RH4	533,686	0.16%	Sole
RH6	685,391	0.21%	Sole
RI III	38,611	0.01%	Sole
RI VIII	2,618,205	0.79%	Sole
RI IX	807,350	0.24%	Sole
RI X	915,898	0.28%	Sole
RI XV	372,600	0.11%	Sole
RI XVI	272,938	0.08%	Sole
RI XX	274,206	0.08%	Sole
RI XXII	577,123	0.17%	Sole
RI XXIII	325,436	0.10%	Sole
RIA 1	745,081	0.22%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 4,817,501 Shares that are owned by it and the Managed Accounts.  Additionally, RILLC, as the sole general partner, or sole managing member of the general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 12,729,384 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) See item (a) above.
(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days and not previously reported is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are filed herewith: Exhibit A – Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days and not previously reported.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2009

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.
RH FUND 1, L.P.
RH FUND 4, L.P.
RH FUND 6, L.P.
RELATIONAL INVESTORS III, L.P.
RELATIONAL INVESTORS VIII, L.P.
RELATIONAL INVESTORS IX, L.P.
RELATIONAL INVESTORS X, L.P.
RELATIONAL INVESTORS XV, L.P.
RELATIONAL INVESTORS XVI, L.P.

RELATIONAL INVESTORS XX, L.P.

RELATIONAL INVESTORS XXII, L.P.

RELATIONAL INVESTORS XXIII, L.P.

RELATIONAL INVESTORS Alpha Fund L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P., Relational Investors X, L.P. and Relational Investors Alpha Fund I, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by Reporting Persons in the last 60 days and not previously reported.